EXHIBIT 1
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TO THE BOARD OF DIRECTORS OF
DESC, S.A. DE C.V.

Dear Sirs,

In compliance with Article 14 of the Mexican Securities Market Law ("Ley del Mercado de Valores") and on behalf of the Audit Committee ("Committee"), I would like to report the activities carried out during the year ended December 31, 2002. During the course of our work, we have taken into account the requirements included in the Best Corporate Governance Practices. In addition, the Company's Examiner was summoned, in compliance with the abovementioned law, and participated in the Committee's meetings.

In order to comply with the responsibilities of the Committee, we held six meetings, which allowed us to cover the following topics:

1. After careful analysis, we advised the Board of Directors on the hiring of several firms, which carried out the external audits performed during 2002.

2. While interviewing the external auditors, we made certain that they complied with the requirements of independence as well as the rotation of their supervisory personnel. In addition, we jointly reviewed their comments on the internal controls, applied throughout the course of their work, as well as their procedures and scope.

3. We reviewed the Company's financial statements, as of December 31, 2002, as well as the audit report and accounting policies utilized in their preparation. After hearing the external auditors' comments, we recommended that the Board of Directors approve and present them for consideration during the Annual Shareholders' Meeting.

4. We reviewed the Internal Auditing function within the new organizational structure as well as the establishment of the Internal Control Committees at the corporate level and in each business segment. We were also advised on the objectives, program and status of the work of the internal auditing area.

5. The Committee was informed by the management, in a timely manner, regarding relevant, unusual or related-party operations. We had no comments or observations regarding this matter.

6. A report prepared by the management was reviewed and evaluated regarding the Company's internal legal situation, which included topics such as corporate documentation, government authorizations, litigations, environmental issues, etc. No relevant observations were made and we recommended the necessary follow up to such minor observations.

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7.         We were made aware of the development, dissemination and distribution of Desc and its subsidiaries' Code of Ethics.



                                                   AUDIT COMMITTEE

                                                   /S/ PRUDENCIO LOPEZ MARTINEZ

                                                   PRUDENCIO LOPEZ MARTINEZ
                                                   President























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